FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited
Financial Results for the Fourth Quarter and Fiscal Year 2009 Ended June 30, 2009

Fiscal Year 2009 Financial Highlights

•	Revenues of $157.5 million, an increase of 29.6% year-over-year

•	Gross margin of 34.7%, increased from 30.1% for prior year

•	Non-GAAP net income of $25.7 million, a 37.8% increase as compared to $18.7 million for fiscal 2008

•	$40.1 million net cash generated from operations for fiscal year 2009; cash and cash equivalents of $128.9 million as of year end

•	$188.9 million backlog, as compared to $178.5 million year-over-year

•	DSO of 147 days, as compared 167 days year-over-year

Q4 Financial Highlights

•	Revenues of $44.8 million, an increase of 40.2% year-over-year

•	Non-GAAP net income of $6.3 million, as compared to $5.9 million year-over-year

•	$8.9 million net cash generated from operations for the quarter ended on June 30, 2009;

•	$188.9 million backlog, as compared to $177.7 million quarter-over-quarter

Beijing, China – August 17, 2009 – Hollysys Automation Technologies, Ltd.  (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for its fiscal forth quarter and fiscal year 2009 ended June 30, 2009 (see attached tables).

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August 17, 2009

Dr. Changli Wang, Hollysys’ Chief Executive Officer, stated, “We are very pleased to report that we have concluded fiscal 2009 with another quarter of solid results. The rapid growth of our higher margin and higher growth business units of high-speed railway, subway, and nuclear was the dominant driver underpinning our revenue and net income growth for fiscal 2009.

 “During this quarter, Hollysys won a contract to supply its train control center products (TCC) to China’s Dacheng high-speed railway line of Chengdu Railway Bureau in April, and had completed delivering all the TCC components by the end of May. This contract win signified Hollysys’ foothold in China’s southwest region of high-speed railway market, as Dacheng line forms part of the Shanghai-Wuhan-Chengdu high-speed railway horizontal in the national high-speed railway network build-out plan.  In addition, the expedited delivery requirements of the Dacheng railway project evidenced that China’s ramped up stimulus spending on infrastructure has resulted in material impacts on our railway business. The successful delivery, installation, and commissioning of the railway line within such short timeframe fully demonstrated Hollysys team’s strong project implementation capability and flexible production system, which will continue to remain as one of the key competitive differentiators to ensure Hollysys’ leading position in China’s high-speed railway build-out.”, commented by Dr. Wang.

Dr. Wang continued, “We are honored to be named as one of “China’s Top Ten Automation Enterprises” by Chinese Association of Automation, together with ABB, Emerson, and GE, in 2009 Chinese Automation Industries Event (CAIE) held in May. This award is a validation of Hollysys’ leading position in automation field in China.  As a technology-driven company, we dedicate significant resources to our R&D activities, which are the cornerstone to our dominant position in high-speed rail, nuclear and industrial automation. Hollysys will continue to leverage its strong R&D capabilities to enter and penetrate the market segments that are currently dominated by foreign players, and to continue delivering superb financial performance and creating long-term value for our shareholders. ”

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August 17, 2009

Fourth Quarter and Fiscal Year 2009 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys operational result, a summary of unaudited non-GAAP financial results is included below.

In USD thousands, except share numbers and EPS

	Three Months ended			Year ended
	June 30, 2009	June 30, 2008	% Change	June 30, 2009	June 30, 2008	% Change

Revenues	$44,772	31,929	40.2%	$157,502	121,499	29.6%
Integrated Contract Revenue	$41,791	28,883	44.7%	$149,303	112,357	32.9%
Products Sales	$2,981	3,046	-2.1%	$8,199	9,142	-10.3%
Cost of Revenues	$29,779	20,523	45.1%	$102,924	84,871	21.3%
Gross Profit	$14,993	11,406	31.4%	$54,578	36,628	49.0%
Total Operating Expenses	$6,905	4,313	60.1%	$22,329	16,857	32.5%
Selling	$2,327	2,652	-12.3%	$10,022	9,680	3.5%
General and Administrative	$2,752	2,186	25.9%	$9,422	9,504	-0.9%
Research and Development	$3,593	972	269.5%	$8,829	3,834	130.3%
VAT Refunds	$(1,767)	(1,497)	18.1%	$(5,944)	(6,161)	-3.5%
Income from Operations	$8,088	7,093	14.0%	$32,249	19,771	63.1%
Non-GAAP Net Income	$6,342	5,855	8.3%	$25,708	18,652	37.8%
Basic Non-GAAP EPS	$0.14	0.13	3.5%	$0.57	0.50	15.5%
Diluted Non-GAAP EPS	$0.14	0.13	3.0%	$0.57	0.50	15.3%

Amortization of discount and interest on notes payable related to bridge loan	$-	-		-	3,244	-100.0%
Stock-based Compensation Cost for Incentive Shares	$22,240	-		$39,240	17,000	130.8%
Stock-based Compensation Cost for Options	$131	37	253.8%	$319	85	277.7%
Net Income (GAAP)	$(16,029)	5,818	-375.5%	$(13,851)	(1,677)	725.9%
Basic GAAP EPS	$(0.35)	0.13	-363.2%	$(0.31)	(0.04)	591.9%
Diluted GAAP EPS	$(0.35)	0.13	-361.9%	$(0.31)	(0.04)	590.8%

Basic Weighted Average Common Shares Outstanding	45,986,570	43,942,614	4.7%	44,950,833	37,658,437	19.4%
Diluted Weighted Average Common Shares Outstanding	46,233,857	43,944,911	5.2%	45,023,755	37,658,437	19.6%

For the three months ended June 30, 2009, total revenues increased 40.2% to $44.8 million, from $31.9 million in the comparable prior fiscal year period.  Of the total revenues, revenue from integrated contracts increased 44.7% to $41.8 million, from $28.9 million for the same period of the prior year.  The Company’s integrated contract revenue by segment was as follows:

•	$18.8 million, or 45.0%, related to Industrial Automation & Control;

•
Rail and subway was $22.8 million, or 54.5%, of which $15.4 million, or 36.7%, was from Rail Signaling and Control projects, and $7.4 million, or 17.8%, was from Subway System Integration projects; and

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August 17, 2009

•	$0.2 million, or 0.5%, related to Nuclear Plant Control projects.

For fiscal year 2009, total revenues increased 29.6% to $157.5 million, from $121.5 million in prior fiscal year.  Of the total revenues, revenue from integrated contracts increased 32.9% to $149.3 million, from $112.4 million for the prior fiscal year.  The Company’s integrated contract revenue by segment was as follows:

•	$81.5 million, or 54.6%, related to Industrial Automation & Control;

•
Rail and subway was $59.7 million, or 40.0%, of which $31.6 million, or 21.2%, was from Rail Signaling and Control projects, and $28.1 million, or 18.8%, was from Subway System Integration projects; and

•	$6.3 million, or 4.2%, related to Nuclear Plant Control projects.

For the three months ended June 30, 2009, Hollysys’ total cost of revenues was $29.8 million, compared to $20.5 million for the same period of the prior year.  The cost of integrated contracts increased to $28.1 million, or 67.2% of integrated contract revenue, for the three months ended June 30, 2009, compared to $19.4 million, or 67.0%, for the same period of the prior year.

For fiscal year 2009, Hollysys’ total cost of revenues was $102.9 million, compared to $84.9 million for prior year. The cost of integrated contracts increased to $99.4 million, or 66.6% of integrated contract revenue, for the year ended June 30, 2009, compared to $81.4 million, or 72.5%, for the prior year.

As a percentage of total revenues, overall gross margin was 33.5% for the three months ended June 30, 2009, as compared to 35.7% for the prior year period, mainly due to gross margin for products sold reduced from 61.9% to 42.5% year over year. The gross margin for integrated contracts was 32.8% for the three months ended June 30, 2009, compared to 33.0% for the same period of the prior year.

As a percentage of total revenues, overall gross margin was 34.7% for fiscal year 2009, significantly increased from 30.1% for the prior year. The gross margin for integrated contracts was 33.4% for fiscal 2009, compared to 27.5% year over year, mainly due to the revenue mix shifting towards higher margin businesses.

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August 17, 2009

For the three months ended June 30, 2009, selling expenses were $2.3 million, compared to $2.7 million year over year, and $2.3 million quarter over quarter.  As a percentage to total revenues, selling expenses were 5.2% and 8.3% for the three months ended June 30, 2009 and 2008, respectively.

For fiscal 2009, selling expenses were $10.0 million, compared to $9.7 million for the prior year.  As a percentage to total revenues, selling expenses were 6.4% and 8.0% for year ended June 30, 2009 and 2008, respectively.

General and administrative expenses excluding non-cash stock-based compensation expense were $2.8 million for quarter ended June 30, 2009, or 6.1% as a percentage of total revenues, compared to $2.2 million, or 6.8%, for the same period of the prior year.  Including the non-cash stock compensation cost recorded on a GAAP basis, G&A expenses were $25.1 million and $2.2 million for three months ended June 30, 2009 and 2008, respectively.

General and administrative expenses excluding non-cash stock-based compensation expense were $9.4 million, or 6.0% as a percentage of total revenues, for fiscal year 2009, as compared to $9.5 million, or 7,8%, year over year. Including the non-cash stock compensation recorded on a GAAP basis, G&A expenses were $49.0 million and $26.6 million for fiscal year 2009 and 2008, respectively.

Research and development expenses were $3.6 million for the three months ended June 30, 2009, compared to $1.0 million for the same period of the prior year. As a percentage to total revenue, R&D expenses were 8.0% and 3.0% for three months ended June 30, 2009 and 2008, respectively. The increase was mainly due to increased R&D activities.

Research and development expenses were $8.8 million for fiscal 2009, compared to $3.8 million for the prior year. As a percentage to total revenue, R&D expenses were 5.6% and 3.2% for year ended June 30, 2009 and 2008, respectively. The increase was mainly due to increased R&D activities.

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August 17, 2009

For the three months ended June 30, 2009, non-GAAP net income excluding non-cash stock compensation cost was $6.3 million, or $0.14 per diluted share based on 46 million shares outstanding. This represents an increase of $0.4 million, or 8.3%, over the $5.9 million, or $0.13 per share based on 43 million shares outstanding, reported in the prior year period. On a GAAP basis, net income was $(16.0) million, or $(0.35) per diluted share based on 46 million shares outstanding, compared to net income of $5.8 million, or $0.13 per diluted share based on 44 million shares outstanding, for the same period of the prior year.

For fiscal year 2009, non-GAAP net income excluding non-cash stock compensation cost was $25.7 million, or $0.57 per diluted share based on 45 million shares outstanding. This represents an increase of $7.0 million, or 37.8%, over the $18.7 million, or $0.50 per share based on 38 million shares outstanding, reported in the prior year period. On a GAAP basis, net income was $(13.9) million, or $(0.31) per diluted share based on 45 million shares outstanding, compared to net income of $(1.7) million, or $(0.04) per diluted share based on 38 million shares outstanding, for the prior year.

Backlog Highlights

Hollysys’ backlog as of June 30, 2009 was $188.9 million, compared to $177.7 million at March 31, 2009, and $178.5 million at June 30, 2008. The detailed breakdown for the backlog by segment is as followings:

•	$65.3 million related to Industrial Automation & Control, or 34.7% of the total backlog;

•	$60.1 million related to System Integration projects for Subway, or 31.8% of the total backlog;

•	$58.1 million related to Rail Signaling and Control projects, or 30.7% of the total backlog;

•	$5.4 million related to Nuclear and other miscellaneous contracts, or 2.8% of the total backlog.

Cash Flow Highlights

Hollysys generated operating cash flow of $8.9 million for the three months ended June 30, 2009. Including investing and financing activities, the total net cash inflow for the three months ended June 30, 2009 was $22.6 million.  For fiscal year 2009, the operating cash inflow was $40.1 million, and total cash and cash equivalents increased by $64.6 million from fiscal year beginning.

Balance Sheet Highlights

As of June 30, 2009, Hollysys’ cash and cash equivalents were $128.9 million, compared to $106.2 million at March 31, 2009, and $64.3 million at June 30, 2008. Days Sales Outstanding (“DSO”) for fiscal 2009 is 147 days, significantly reduced from 167 days for the prior year. Inventory turnover is 79 days for year ended June 30 2009, as compared to 84 days year over year.

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August 17, 2009

Outlook for FY 2010

Dr. Wang concluded, “Given the tangible impacts from Chinese government’s stimulus plan and our leadership position in some of the most beneficial end markets in China, we believe that our growth will continue at a healthy rate of 20% in fiscal 2010. “

Based on our operating results for fiscal 2009, we project our fiscal 2010 revenues to be in the range of USD 185.9M to USD 192.2M. We expect our fiscal 2010 non-GAAP net income to be in the range of USD 30.3M to USD 31.4M, which will translate into net income per share of USD 0.61 to USD 0.63, based on expected 50 million shares outstanding.

Conference Call

Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM ET/9:00 PM Beijing time on Tuesday, August 18, 2009. Interested parties may participate in the call by dialing the following numbers approximately 10 minutes before the call is scheduled to begin and asking to be connected to the Hollysys Automation Technologies conference call.  The conference call identification number is 23681292.

1-866-519-4004 (USA)
800-819-0121 (China Landline)
400-620-8038 (China Mobile)
+ 65-67357955 (International)

In addition, a recorded replay of the conference call will be accessible within 24 hours via Hollysys’ website at:

http://www.hollysys.com.sg/home/pubdown/180809.zip

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August 17, 2009

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability and efficiency. Founded in 1993, Hollysys has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China and serves over 1700 customers in the industrial, railway and nuclear industries. Its proprietary technologies are applied in product lines, including Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), high-speed railway Train Control Centers (TCC) and Automatic Train Protection (ATP), and safety control product NMS for nuclear power plants. Hollysys is the only certified domestic automation control systems provider to the nuclear industry in China. Hollysys is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd	Page 9
August 17, 2009

For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com

Or

Serena Wu
Investor Relations
646-593-8125
serena.wu@hollysys.com

Hollysys Automation Technologies, Ltd	Page 10
August 17, 2009

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In US Dollars)

	Three months ended June 30,		Fiscal Year
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues
Integrated contract revenue	$41,791,402	$28,882,564	$149,303,309	$112,357,126
Products sales	2,980,910	3,046,301	8,198,758	9,141,626
Total revenues	44,772,312	31,928,865	157,502,067	121,498,752

Cost of integrated contracts	28,065,525	19,362,285	99,423,487	81,414,648
Cost of products sold	1,713,861	1,160,473	3,500,471	3,456,398
Gross profit	14,992,926	11,406,107	54,578,109	36,627,706

Operating expenses
Selling	2,326,647	2,651,539	10,021,832	9,680,284
General and administrative	25,122,689	2,222,791	48,981,078	26,588,771
Research and development	3,592,739	972,364	8,829,402	3,833,925
VAT refunds	(1,767,347)	(1,496,602)	(5,943,701)	(6,160,583)
Total operating expenses	29,274,728	4,350,092	61,888,611	33,942,397

Income (loss) from operations	(14,281,802)	7,056,015	(7,310,502)	2,685,309

Other income (expense), net	(60,291)	51,934	723,269	14,936
Share of net gains of equity investees	45,619	221,453	178,167	693,115
Government subsidy	510,956	730,274	1,760,023	3,159,229
Interest expense, net	(227,587)	(373,980)	(954,078)	(4,304,170)
Income (loss) before income taxes	(14,013,105)	7,685,696	(5,603,121)	2,248,419

Income taxes expenses	841,276	407,465	3,061,141	1,092,477
Income (loss) before minority interest	(14,854,381)	7,278,231	(8,664,262)	1,155,942

Minority interest	1,174,409	1,459,986	5,186,802	2,833,120
Net income (loss)	$(16,028,790)	$5,818,245	$(13,851,064)	$(1,677,178)

Weighted average number of common shares	45,986,570	43,942,614	44,950,833	37,658,437
Weighted average number of diluted common shares	46,233,857	43,944,911	45,023,755	37,658,437
Basic earnings (loss) per share	(0.35)	0.13	(0.31)	(0.04)
Diluted earnings (loss) per share	(0.35)	0.13	(0.31)	(0.04)

Other comprehensive income (loss)
Net income (loss)	(16,028,790)	5,818,245	(13,851,064)	(1,677,178)
Translation adjustments	106,963	3,068,060	538,033	9,490,632
Comprehensive income (loss)	$(15,921,827)	$8,886,305	$(13,313,031)	$7,813,454

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August 17, 2009

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	June 30, 2009	March 31, 2009
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$128,882,666	$106,237,008
Contract commitment deposit in banks	5,504,375	6,125,887
Accounts receivable, net of allowance for doubtful accounts of $6,276,670 and $5,781,307	56,548,509	55,000,421
Cost and estimated earnings in excess of billings, net of allowance for doubtful accounts of $744,113 and $787,460	51,094,660	45,123,125
Other receivables, net of allowance for doubtful accounts of $178,532 and $191,648	4,148,842	3,794,761
Advances to suppliers	7,867,856	7,393,679
Amount due from related parties	7,203,058	7,021,251
Inventories, net of provision of $1,114,140 and $427,789	18,837,270	21,756,105
Prepaid expenses	1,368,918	1,551,788
Deferred tax assets	319,737	958,096
Prepayment for minority interest	2,195,582	-
Total current assets	283,971,473	254,962,121

Property, plant and equipment, net	47,102,749	45,560,157
Long term investments	13,570,578	10,523,337
Long term deferred expenses	91,779	107,013
Deferred tax assets	706,943	647,953

Total assets	345,443,522	311,800,581

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	5,854,887	5,851,461
Current portion of long-term loans	5,123,026	7,314,326
Accounts payable	37,421,717	27,696,334
Deferred revenue	21,072,540	27,722,572
Accrued payroll and related expense	4,162,851	4,209,740
Income tax payable	1,397,706	1,871,771
Warranty liabilities	1,631,407	2,136,529
Other tax payables	9,152,197	6,965,456
Accrued liabilities	2,634,107	2,707,546
Amounts due to related parties	1,464,683	1,455,552
Deferred tax liabilities	277,337	377,363
Construction cost payable	10,929,116	11,702,921
Total current liabilities	101,121,574	100,011,571

Long-term bank loans	36,593,041	11,702,921
Long-term bonds payable	11,709,773	11,702,921

Total liabilities	149,424,388	123,417,413

Minority interest	22,479,241	21,292,467

Commitments and contingencies	-	-

Stockholder’s equity
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 49,942,614 and 45,942,614 shares issued and outstanding	49,943	45,943
Additional paid-in capital	131,220,209	108,853,190
Appropriated earnings	15,135,442	11,676,276
Retained earnings	13,232,254	32,720,210
Cumulative translation adjustments	13,902,045	13,795,082
Total stockholder’s equity	173,539,893	167,090,701

Total liabilities, minority interests and stockholders' equity	$345,443,522	$311,800,581

Hollysys Automation Technologies, Ltd	Page 12
August 17, 2009

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Three months ended June 30, 2009	Year ended June 30, 2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(16,028,790)	$(13,851,064)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	1,174,409	5,186,802
Depreciation and amortization	541,183	2,241,344
Allowance for doubtful accounts	456,953	1,145,770
Provision for inventories	686,351	517,694
Loss on disposal of property, plant and equipment	10,846	58,133
Share of net losses (gains) from equity investees	(45,619)	(178,167)
Gain on disposal of an equity investee	-	(400,556)
Amortization of expenses accrued for bond payable	15,299	61,222
Stock-based compensation	22,371,019	39,559,026
Deferred tax assets	479,343	530,229
Loss on deemed acquisition of a subsidiary	-	18,962
Changes in operating assets and liabilities:
Accounts receivable	(7,989,692)	(5,784,288)
Inventories	2,232,484	5,311,489
Advance to suppliers	(474,177)	(861,429)
Other receivables	(281,095)	(573,733)
Deposits and other assets	565,797	(1,975,917)
Due from related parties	368,546	(4,581,972)
Accounts payable	10,416,426	13,056,177
Advance from customers	(6,650,032)	397,735
Accruals and other payable	(625,449)	(2,748,314)
Due to related parties	9,131	(17,671)
Tax payable	1,712,676	3,015,986
Net cash provided by operating activities	8,945,609	40,127,458

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,325,665)	(8,728,334)
Proceeds from disposing property, plant and equipment	6,192	13,271
Repayment from related parties	-	1,134,090
Acquisition of long term investments	(3,661,414)	(3,895,781)
Proceeds from disposal of an equity investee	55,354	2,103,136
Dividends from long-term investment	-	69,568
Acquisition of a subsidiary, net of cash acquired	-	(439,374)
Prepayment for minority interest	(2,196,869)	(2,196,869)
Net cash used in investing activities	(9,122,402)	(11,940,293)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	1,464,579
Proceeds from long-term bank loans	24,896,130	36,614,479
Repayments of long-term bank loans	(2,196,869)	(2,196,869)
Net cash provided by financing activities	22,699,261	35,882,189

Effect of foreign exchange rate changes	123,190	562,754
Net increase in cash and cash equivalents	$22,645,658	$64,632,108

Cash and cash equivalents, beginning of period	106,237,008	64,250,558
Cash and cash equivalents, end of period	$128,882,666	$128,882,666

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August 17, 2009

Reconcile GAAP Net Income (Loss) to Non-GAAP Net Income
The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
	Three months ended June 30,		Fiscal year
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income (loss)	$(16,028,790)	$5,818,245	$(13,851,064)	$(1,677,178)
Adjustments:
Amortization of discount and interest on notes payable related to bridge loan	-	-	-	3,244,434
Stock-based compensation cost for incentive shares	22,240,000	-	39,240,000	17,000,000
Stock-based compensation cost for options	131,019	37,028	319,026	84,473
Non-Gaap Net Income (Loss)	$6,342,229	$5,855,273	$25,707,962	$18,651,729